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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

QUALITY PRODUCTS, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
747578 40 9 (CUSIP Number)

Bradley W. Johnson, Esq.
D'Ancona & Pflaum LLC, 111 E. Wacker Drive, Suite 2800
Chicago, IL 60601
(312) 602-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 25, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 747578409	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DAN L. DREXLER

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER 85,000

		8	SHARED VOTING POWER 533,332

		9	SOLE DISPOSITIVE POWER 85,000

		10	SHARED DISPOSITIVE POWER 533,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,332

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.6%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 747578409	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD A. DREXLER

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER 12,500

		8	SHARED VOTING POWER 533,332

		9	SOLE DISPOSITIVE POWER 12,500

		10	SHARED DISPOSITIVE POWER 533,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.3%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 747578409	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AUDREY J. EPPINGA

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER 9,500

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 9,500

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 747578409	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SYDNEY EPPINGA

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER 125,690

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 125,690

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.0%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 747578409	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DALE NEWBERG PENSION TRUST

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION [ ]

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER 628,800

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 628,800

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9%

14	TYPE OF REPORTING PERSON* OO

CUSIP No. 747578409	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WYCLIFF INVESTMENTS

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION [ ]

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER 221,050

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 221,050

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,050

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0%

14	TYPE OF REPORTING PERSON* CO

CUSIP No. 747578409	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DERCO LIMITED

2	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7	SOLE VOTING POWER 15,000

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 15,000

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%

14	TYPE OF REPORTING PERSON* CO

        This Amendment No. 1 to Schedule 13D (this "Statement" or the "Schedule 13D") amends, supplements and terminates that certain Schedule 13D dated June 25, 2002 (the "Original 13D") relating to Quality Products, Inc. (the "Issuer") filed by a group consisting of Dan L. Drexler, Richard A. Drexler, Audrey J. Eppinga, Sydney Eppinga, The Dale Newberg Pension Trust, Wycliff Investments, Inc. and Derco Limited (collectively, the "Reporting Persons").

Item 4. Purpose of Transaction.

        On June 25, 2002 the Reporting Persons entered into that certain Agreement Among Stockholders (the "Stockholders Agreement") for the purpose of acting in unison in order to (i) demand that the Issuer call a special meeting of its stockholders, and (ii) voting their shares in unison at such special meeting of the stockholders of the Issuer. In particular, under the terms of the Stockholders Agreement the Reporting Persons have agreed to vote in unison in order to (i) increase the number of directors of the Issuer by four directors, and (ii) elect Dan L. Drexler, Michael Goldberg, Dale Newberg and S. James Perlow (or their designees) to fill the vacancies on the board of directors caused by the increase in directors of the Issuer.

        By mutual consent of the Reporting Persons, the Stockholders Agreement has been terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Stockholders Agreement has been terminated by mutual consent of each of the Reporting Persons.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2002

                      /s/ Richard A. Drexler*
                      Richard A. Drexler, both individually and in his capacity as attorney and agent for Dan L. Drexler, Audrey J. Eppinga, Sydney Eppinga, Dale Newberg Pension Trust, Wycliff Investments and Derco Limited pursuant to the power of attorney granted pursuant to that certain Voting Agreement, dated June 25, 2002, by and among the foregoing, a copy of which is attached as Exhibit 1 to the Original Schedule 13D, dated June 25, 2002.

INTENTIONAL MISSTATEMENTS OR OMMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).

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  Item 4. Purpose of Transaction.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Signature